EXHIBIT 11

               COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
                                   (UNAUDITED)

                                                    For Quarter Ended
                                          --------------------------------------
                                          September 30, 1998  September 30, 1997
                                          ------------------  ------------------

Number of shares on which basic
earnings per share is calculated:

Average outstanding during period                928,427,862         978,021,313

Add - Incremental shares under stock
compensation plans                                26,070,264          27,186,769
                                                ------------      --------------

Number of shares on which diluted
earnings per share is based                      954,498,126       1,005,208,082
                                                ============      ==============

Net earnings applicable to common
shareholders (millions)                         $      1,489      $        1,354

                                                ------------      --------------

Net earnings on which diluted
earnings per share is based (millions)          $      1,489      $        1,354
                                                ============      ==============

Basic earnings per share                        $       1.60      $         1.38

Diluted earnings per share                      $       1.56      $         1.35

Stock options to purchase 13,800 shares in 1998 were outstanding, but were not included in the computation of diluted earnings because the options' exercise price was greater than the average market price of the common shares, and therefore, the effect would be antidilutive. Net earnings applicable to common shareholders excludes preferred stock dividends of $5 million for the periods ended September 30, 1998 and 1997.


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        COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE - (CONTINUED)
                                   (UNAUDITED)

                                                   For Nine Months Ended
                                          --------------------------------------
                                          September 30, 1998  September 30, 1997
                                          ------------------  ------------------
Number of shares on which basic
earnings per share is based:

Average outstanding during period ........       939,416,635         989,436,333

Add - Incremental shares under
stock compensation plans .................        26,096,394          29,727,625
                                              --------------      --------------

Number of shares on which diluted
earnings per share is calculated .........       965,513,029       1,019,163,958
                                              ==============      ==============

Net earnings applicable to common
shareholders (millions) ..................    $        3,967      $        3,985

                                              --------------      --------------

Net earnings on which diluted
earnings per share
is based (millions) ......................    $        3,967      $        3,985
                                              ==============      ==============

Basic earnings per share .................    $         4.22      $         4.03

Diluted earnings per share ...............    $         4.11      $         3.91

Stock options to purchase 188,850 shares in 1998 were outstanding, but were not included in the computation of diluted earnings because the options' exercise price was greater than the average market price of the common shares, and therefore, the effect would be antidilutive. Net earnings applicable to common shareholders excludes preferred stock dividends of $15 million for the periods ended September 30, 1998 and 1997.


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